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                                                                      [IBH LOGO]

From: International Briquettes Holding, IBH
Contact: Armando Rondon
Investor Relations
Telephones: (58-212) 707.62.80 / 61.27
Telefax: (58-212) 707.63.52
E-mail: armando.rondon@sivensa.com

FOR ITS IMMEDIATE DISTRIBUTION:

                      IBH INFORMS ABOUT THE AUDIT COMMITTEE

CARACAS, DECEMBER 20, 2002... International Briquettes Holding, (NASDAQ: IBHVF) today announced that at a meeting of the board of directors of the Company held on November 28, 2002, the resignation of all three members of the audit committee was considered and acknowledged. The three members of the audit committee, all of whom resigned, were: Carl Hirsch, Neil Malloy and Frank Yans. Mr. Hirsch effectively resigned as a member of the audit committee when he resigned from the board of directors in February 2002 due to personal reasons. Messrs. Yans and Malloy resigned in anticipation of the fact that they will not meet the independence requirements for audit committees under rules expected to be adopted by Nasdaq over the coming months. The latter resignations were effective as of August 1, 2002 and November 28, 2002, respectively.

The Company currently has no audit committee and the entire board of directors will be taking on the responsibilities of the audit committee as these vacancies remain unfilled.

International Briquettes Holding, IBH (Nasdaq: IBHVF), a Sivensa subsidiary, consolidates Venprecar's financial results and takes part in three partnerships with BHP Billiton: the Orinoco Iron(TM) and Operaciones RDI plants; and Brifer, which holds the intellectual rights over the FINMET(R) technology.

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This press release may contain statements about future events and financial results that are forward-looking and subject to substantial risks and uncertainties. Actual results could differ materially from those indicated in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed include economic considerations that could affect demand for hot briquetted iron (HBI), competition, general economic conditions in Venezuela and in the global steel industry,


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the availability and terms of financing and the risk factors set forth in IBH's various filings with the U.S. Securities and Exchange Commission and the Comision Nacional de Valores of Venezuela. IBH undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.